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SEC FILE NUMBER
8-41389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

PUBLIC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beech Hill Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

880 Third Avenue, 16 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent Iannuzzi	(212) 350-7214	viannuzzi@bh-sec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

100 Jericho Quadrangle, Ste. 342	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Iannuzzi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beech Hill Securities, Inc, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified in Nassau County
My Commission Expires 07-08-2025

Signature: [signature]

Title: CEO

Donna Fiorini
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BEECH HILL SECURITIES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2024

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2024



Citrin Cooperman & Company, LLP
Certified Public Accountants

100 Jericho Quadrangle, Suite 342
Jericho, NY 11753
T 516.931.3100 **F** 516.931.0034
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Beech Hill Securities, Inc.'s management. Our responsibility is to express an opinion on Beech Hill Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Beech Hill Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Beech Hill Securities, Inc.'s auditor since 2013.
Jericho, New York
February 28, 2025

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	158,474
Accounts receivable		201,152
Receivables from clearing organization		592,286
Securities owned, at fair value		2,305,060
Deposit with clearing broker		350,000
Prepaid expenses		135,390
Security deposits and other assets		49,913
Right-of-use asset - operating lease		1,411,461
Total assets	$	5,203,736

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,125,658
Commissions payable		274,142
Operating lease liability		1,413,771
Total liabilities before subordinated loans		2,813,571
Subordinated loans		750,000
Total liabilities		3,563,571
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock - no par value; 200 shares authorized,		
169 shares issued and 136 outstanding		639,023
Retained earnings		1,201,142
Less - Treasury stock (33 shares, at cost)		(200,000)
Total stockholders' equity		1,640,165
Total liabilities and stockholders' equity	$	5,203,736

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Beech Hill Securities, Inc. (the "Company") was created in May of 1989 and maintains its office in New York, NY. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all its customer transactions through a correspondent broker on a fully disclosed basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with original maturities of three months or less when purchased to be cash equivalents.

Allowance for Credit Losses
The Company routinely assesses the financial strength of its customers, while it evaluates its accounts receivable and provides an allowance for credit losses equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. The Company recognizes an allowance for credit losses in accordance with Accounting Standards Codification ("ASC") ASC Topic 326, Financial Instruments — Credit Losses ("ASC Topic 326"). As of December 31, 2024, there was no allowance for credit losses as management believes that all receivables are fully realizable.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on the trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Treasury stock
Treasury stock represents shares of the Company's stock that have been reacquired from shareholders and that have not been retired. Treasury stock is recorded under the cost method and deducted from equity.

Income Taxes
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

The Company has elected to be subject to the Pass Through Entity Tax ("PTET") in New York State for 2024. This permits an electing company to pay the state tax at a company level which is then taken as a deduction providing the owners a Federal tax benefit. Accordingly, a provision for this is included in the financial statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions. Management believes that the Company's federal, New York State, and New York City income tax returns prior to 2021 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition.

Segment Reporting
The Company follows FASB ASC 280, Segment Reporting. The Company has a single reportable segment. The Company's primary activities include earning commissions from sales of corporate stock, debt securities and other securities, acting as a private placement agent for entities raising capital in the private debt and/or equity markets and assisting owners of entities in change-of-control or minority interest transactions. The Company's two members are identified as the chief operating decision makers ("CODMs") who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment because the CODMs manage the business activities using information of the Company as a whole. The Company performs its services pursuant to contracts with similar terms. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. All assets are devoted to the business of the segment.

Subsequent Events
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 28, 2025, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from the Company's clearing organization at December 31, 2024 consist of $592,286 of net proceeds received from trading activities and commissions.

NOTE 4: <u>401(K) PLAN</u>

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2024, the Company made no matching contributions.

NOTE 5: <u>COMMITMENTS AND CONTINGENCIES</u>

From time to time, Beech Hill Securities, Inc. becomes involved in various claims, suits, investigations, and legal proceedings that arise in the ordinary course of its business. As required by FASB ASC 450, Accounting for Contingencies, the Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. As of December 31, 2024, the Company has not experienced any potential losses and accordingly, no liability due to claims, suits, investigations or legal proceedings are recorded.

NOTE 6: <u>SUBORDINATED LOANS</u>

The Company has loans of $750,000 subject to subordination agreements, which are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to non stockholder	October 23, 2012	December 31, 2025 *(Executed annual auto renewal)*	3%	$ 100,000
Note payable to non stockholder	December 4, 2019	December 4, 2025 *(Executed annual auto renewal)*	3%	100,000
Note payable to stockholder	December 29, 2021	December 30, 2025	7.5%	200,000
Note payable to stockholder	January 18, 2022	January 20, 2026	7.5%	200,000
Note payable to stockholder	December 28, 2022	December 29, 2025 *(Executed annual auto renewal)*	7.5%	150,000
				$ 750,000

The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTE 7: <u>WARRANTS</u>

From time to time, the Company is party to investment banking transactions where the Company may receive warrants of issuing parties as part of its compensation. However, the Company also assigns these warrants to third parties and, accordingly, any value ascribed to the warrants is offset by a liability due to the third party. No assets or liabilities are reflected in the financial statements for these warrants as the value of warrants held by the Company are immaterial.

NOTE 8: NET CAPITAL

At December 31, 2024, the Company has net capital of $2,063,739, which is $1,813,739 in excess of its required net capital of $250,000. The Company has elected to calculate the net capital under the alternative method.

NOTE 9: FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE 9: FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2024:

Securities Owned:	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 2,104,388	$ -	$ -	$ 2,104,388
Municipal Securities	-	200,672	-	200,672
Total assets	$ 2,104,388	$ 200,672	$ -	$ 2,305,060

The money market fund seeks to maintain a stable share price of $1.00. The fund pursues its investment objective by investing only in U.S. Treasury securities, including those with floating or variable rates of interest, and cash. The fund typically invests exclusively in U.S. Treasury securities. The Company has classified its money market fund as Level 1 on the hierarchy.

Municipal securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations.

NOTE 10: LEASES

The Company has various lease commitments relating to facilities. On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the optional transition method. Under this method, the net present value of future lease payments is recorded as right-of-use assets and liabilities. In addition, the Company elected a package of practical expedients permitted under the transition guidance within this new standard, which among other things, allowed the Company to carry forward the historical lease classification.

The Company leases office space in New York under a non-cancellable lease that had an original expiration date of February 28, 2024. Such lease was amended in January 2024 to provide for an extended lease term through September 2024. The risk-free interest rate used for this lease was 3.84%. On October 1, 2024, the Company entered into a new lease for the existing office space in New York under a non-cancellable lease which expires on September 30, 2029. The risk-free interest rate used for this lease was 3.51%. The Company's lease of its office space is included in the right-of-use asset and operating lease liability. The office space lease are recorded under operating leases of $1,479,510 with a contra-asset balance of $68,049 as of December 31, 2024.

NOTE 10: LEASES (Continued)

The following is a summary of the lease-related assets and liabilities recorded as of December 31, 2024:

Asset	
Right-of-use asset - operating lease	$ 1,411,461
Liabilities	
Operating lease liability	$ 1,413,771
Total operating lease liability	$ 1,413,771
Weighted-average remaining lease term (in years)	4.75
Weighted-average discount rate (%)	3.51%

The future undiscounted cash flows for each of the next five years and a reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2024 were as follows:

For the years ended December 31,	Minimum lease commitments
2025	$ 314,345
2026	318,910
2027	323,544
2028	328,247
2029	248,861
Total future minimum lease payments	1,533,907
Less: imputed interest	(120,136)
Present value of future minimum lease payments	$ 1,413,771

NOTE 11: ALLOWANCE FOR CREDIT LOSSES

The Company recognizes an allowance for credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client). As of December 31, 2024, the Company determined that its receivable totaling $201,152 and cash and receivables from clearing organization were the only items in scope of the new guidance.

In consideration of the historical loss-rate of zero since inception for these asset classes, while considering other current and future economic conditions, the Company assessed the risk of default from these counter-parties to be virtually non-existent and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on these financial assets receivable as facts and circumstances evolve.

NOTE 12: <u>RISKS AND UNCERTAINTIES</u>

The Company maintains cash balances at commercial banks and with a brokerage institution. Cash balances held by the Company at commercial banks and with the brokerage institution are insured up to $250,000 in total at each financial institution by the Federal Deposit Insurance Corporation ("FDIC"). Brokerage accounts are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 per customer, including a maximum of $250,000 for cash accounts, in the event of insolvency of the broker. Cash equivalents consist of an investment in a money market mutual fund insured by the SIPC. At December 31, 2024, there were no cash and cash equivalents exceeding the federally insured limits. The total amount of cash in excess of SIPC-insured limits was $250,000 and the total amount of investments in excess of SIPC-insured limits was $2,155,060. The Company has not experienced any losses on their accounts.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by governmental agencies and self-regulatory organizations.